SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


               (Names and addresses of foreign utility companies)


  Companhia Energetica de Minas Gerais       Companhia de Gas de Minas Gerais
      Avenida Barbacena, No. 1200              Avenida Barbacena, No. 1200
Belo Horizonte, Minas Gerais, 30161-970  Belo Horizonte, Minas Gerais, 30161-970
                 Brazil                                   Brazil


                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

    Thomas Boren, President                      John D. McLanahan, Esq.
      SEI Holdings, Inc.                          Troutman Sanders LLP
900 Ashwood Parkway - Suite 500                600 Peachtree Street, N.E.
    Atlanta, Georgia 30338                             Suite 5200
                                              Atlanta, Georgia  30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

  Companhia Energetica de Minas Gerais      Companhia de Gas de Minas Gerais
      Avenida Barbacena, No. 1200              Avenida Barbacena, No. 1200
Belo Horizonte, Minas Gerais, 30161-970  Belo Horizonte, Minas Gerais, 30161-970
                 Brazil                                  Brazil


         SEI Holdings, Inc., a Delaware corporation ("SEI Holdings"), is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the two companies, which are organized under the trust laws of the Federative Republic of Brazil, listed above (collectively, the "Project Companies"). SEI Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         SEI Holdings intends to acquire, indirectly through one or more "Intermediate Subsidiaries,"2 interests in each of the two Project Companies. AES CEMIG Empreendimentos, Inc., a Cayman corporation ("AES CEMIG") also intends to acquire, indirectly through one or more intermediate subsidiaries, interests in each of the two Project Companies. AES CEMIG is a wholly-owned, indirect subsidiary of The AES Corporation.

         Companhia Energetica de Minas Gerais ("CEMIG") is an integrated energy company which is involved in the generation, transmission, and distribution of electricity in the state of Minas Gerais, Brazil. CEMIG operates thirty-three hydroelectric plants, two small thermal power plants and one wind farm, with six of its hydroelectric plants accounting for approximately ninety percent of CEMIG's installed capacity. As of June 30, 1996, CEMIG had circa 172,201 miles of power transmission and distribution lines.

         CEMIG is engaged in gas distribution through its unconsolidated majority-owned subsidiary, Companhia de Gas de Minas Gerais ("GASMIG"). GASMIG supplies approximately 400,000 cubic meters of gas per day to ten industrial customers in Minas Gerais. In addition, about fifty companies in the cities of Belo Horizonte, Betim, Contagem, Santa Luzia, and Vespasiano have executed contracts with GASMIG for the supply of gas.


____________________

     1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2, 1996).

     2 "Intermediate Subsidiaries" is defined in the February 2, 1996 release identified supra n. 1.


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2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Companies:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Companies, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A
         If applicable, the state certification(s) required under section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filed the From U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility status will not be deemed obtained until all required certification(s) have been filed.

                                 NOT APPLICABLE


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SEI HOLDINGS, INC.


                                            By: /s/Tommy Chisholm
                                              Tommy Chisholm, Secretary



Date: June 6, 1997